August 10, 2010

Mr. Edward J. Peplinski, President
Veterans in Packaging, Inc.
48 Zephyr Lane
Springfield, MA 01128

   RE: **Veterans in Packaging, Inc.**
       Form S-1/A#2
       Filed July 23, 2010
       File No. 333-158584

Dear Mr. Peplinski:

  We have reviewed your amended filing and have the following comments.   In some comments, we have asked you to provide us with additional information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page
Summary – Termination of the offering, page 5
The Offering, page 13

1. In disclosures outside the summary section, you indicate that the offering "may" terminate upon three events, which suggests that the offering may continue beyond those events, assuming the minimum amount is sold in the initial 180-day offering period or the extended offering period. In the summary, you state the offering "will" terminate upon three events. Please reconcile these disclosures as appropriate. In addition, please specify the date on which your offering will terminate definitely.

Dilution, page 14

2. The dollar amounts and percentage dilution under this heading do not appear correct. Also, as your offering expenses will exceed offering proceeds, please explain the "net increase" effect on the original shareholder. Please revise or advise.

3. Please revise to provide dilution information as of the most recent balance sheet presented in your registration statement. In addition, revise to present the <u>dollar amount</u> of dilution per share to new investors.

Financial Statements
Note to Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

4. We note you recognize revenue from commissions as well as from the sale of your products. We also note that you did not have any inventory on hand as of March 31, 2010 and generated revenues of $267,286 for the interim period. Please provide us with a robust discussion of the non-commission portion of your business (i.e. how sales are obtained, how they are fulfilled, etc.). In your response, discuss how you evaluated <u>each</u> of the criteria of FASB ASC 605-45-45 to support your accounting treatment.

Closing Comments

   You may contact Blaise Rhodes, accountant, at (202) 551-3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 or the undersigned at (202) 551-3795 with any other questions.

                                        Sincerely,

                                        John Reynolds,
                                        Assistant Director

cc: via fax - Gary B. Wolff, Esq.
             (212) 644-6498